September 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	REV Renewables, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-262176

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), REV Renewables, Inc. (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-262176), together with all exhibits thereto (the “Registration Statement”), because the Registrant does not wish to undertake the offering described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement(s).

Should you have any questions regarding this matter or need any additional information, please contact the Registrant’s legal counsel, Brenda Lenahan of Vinson & Elkins L.L.P., at 212-237-0133. We also respectfully request that a copy of the Commission’s order granting withdrawal of the Registration Statement be sent to Brenda Lenahan at blenahan@velaw.com. Thank you for your assistance.

Very truly yours,

REV Renewables, Inc.

By:	/s/ Kathryn Wilson
Name:	Kathryn Wilson
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Ramey Layne, Vinson & Elkins L.L.P.